May 13, 2022
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3720

Re:	Kalera Public Ltd Co
Registration Statement on Form S-4
File No. 333-264422
Acceleration Request
Requested Date: May 13, 2022
Requested Time: 5:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Kalera Public Limited Company (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-264422) be accelerated by the Securities and Exchange Commission to no later than 5:00 p.m. Washington D.C. time on May 13, 2022.
We request that we be notified of such effectiveness by a telephone call to David Dixter of Milbank LLP at +44 20.7615.3120 and that such effectiveness also be confirmed in writing.

Very truly yours,

Kalera Public Ltd Co

/s/	Fernando Cornejo
Fernando Cornejo
Director

cc:	David Dixter, Esq.
Iliana Ongun, Esq.
Milbank LLP

Mitchell S. Nussbaum, Esq.
Tahra Wright, Esq.
Loeb & Loeb LLP

Connor Manning, Esq.
Arthur Cox LLP